"Exemption No.
82-1357"

Continental

Press Release

Continental pools resources for further growth in China

Joint ventures in brake sector to merge

Hannover/Frankfurt/Main, December 4, 2003. International automotive supplier Continental AG, Hannover is pooling its resources to drive dynamic growth in the rapidly expanding Chinese market through the strategic merger of two Chinese joint ventures in the passenger car brake systems sector. In the future, Shanghai Automotive Brake Systems Co., Ltd. (SABS) and Shanghai Automotive Brake Actuation Co., Ltd. (SABA) will develop and manufacture brake systems together at the existing SABS facility. The move was agreed by Continental and its joint venture partner Shanghai Automotive Industry Corporation (SAIC).

"We are the market leader in China for automobile brake systems," emphasized Dr. Wolfgang Ziebart, Deputy Chairman of the Executive Board of Continental. "By focusing our efforts on one highly efficient development and production site for brake systems in China, we will be well-equipped to meet the challenges of the future, especially the upcoming market offensive by Japanese automakers." In addition, he pointed out that Continental AG is on the lookout for a joint venture partner in the tire sector in China to establish a foothold in this key market of the future.

dlw 12/11

SABS was established in 1994. Its workforce of about 400 currently produces systems including ABS, ESP, TCS (Traction Control System) and foundation brakes at a purpose-built facility at Jiading, just outside Shanghai. Until recently, the 130 employees at SABA, which was founded in 2002, produced brake master cylinders and brake boosters at a site in the center of the Shanghai metropolis where no further space was available for expansion. The new joint facility at the SABS site in Jiading features a spacious development center with test beds and in-vehicle testing facilities. According to Hans-Jürgen Goslar, General Manager Asia-Pacific Region, "The merger solves the space and logistics problems that SABA faced at its previous site.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Pr
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

iti-online.com
konzern@conti.de

In addition, we are bringing together all our engineering and production competence for hydraulic and electronic systems under one roof." This makes SABS the market leader in China, with projected sales of RMB 1.6 billion for 2004 and a planned workforce of some 600 employees.

Continental was quick to identify the tremendous growth potential of the Chinese automobile market. Today, thanks to its long-term expansion strategy, the Corporation has a strong presence in the region. Along with SABS, Continental also runs a Shanghai Office and maintains a presence through Shanghai SIM-TEMIC-Electronics Co., Ltd., a joint venture with SIM und SAIL founded in 2001 to produce ABS control units. In addition, Jilin Automotive Brake Factory, who build tandem master cylinders and brake boosters, have been a licensee of Continental Teves since 1991, and Heli Motor Factory, a manufacturer of electric motors, has been a licensee of Continental Temic since 2000. "We will also be reviewing a number of other options for cooperation with our partner SAIC – in the tire market for example," said Dr. Ziebart.

According to Ziebart, "Continental has benefited from the dramatic expansion of the Chinese market and posted annual sales growth of between 20 and 73 percent over the past three years." Continental expects to see continued growth in the automobile industry in China in the future. In 2003, more than 3.3 million cars will be built in the country. The Asian Automotive Industry Report (DRI) predicts that production will reach about 6.6 million units by 2013.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 64,500 employees on its payroll in 2002 and took in EUR11.4 billion in sales.

Continental AG
Hannes Boekhoff
Head of Corporate Press
Phone/fax: 49 (0) 511-938-1278 / 1055
prkonzern@conti.de

Continental Automotive Systems
Dirk Nebelung
Head of Communications
Phone/fax: 49 (0)69-7603-6000 /3945
dirk.nebelung@contiteves.com

Corporate Image and Video Library: www.conti-online.com

"Exemption No.
82-1357"

Continental

Press Release

Continental winter tire sales up 14 percent

Leading market position strengthened further as demand increases

Hannover, November 12, 2003. The international automotive supplier Continental AG, Hannover, is profiting significantly from the rising demand for winter tires and continues to strengthen its leading market position. Compared to last year's figures, sales of all corporate brands went up 14 percent in Europe by the end of October, while the European market grew by 10 percent in the same period.

For the first time in Germany, every other car driver will be changing to winter tires this year. For the winter season of 2002, the market leader Continental had calculated that 46 percent had changed over to winter tires. "The tires for the cold and wet time of year have become ever more accepted as a good investment for safety - for the driver and for all the others on the road," according to Heinz-Jürgen Schmidt, head of marketing and sales for Passenger Tires Europe at Continental. "In the last two years, winter tires have been a topic of discussion much more frequently. That is why every consumer knows that, without winter tires, he or she is taking on considerable risks."

Sales of winter tires climbed to record levels in other European markets as well: In Austria, corporate sales soared by 39 percent, in Switzerland 38 percent and in France 31 percent.

Demand went up in particular for winter tires for 4x4 vehicles, with sales nearly doubling. And the trend for wide winter tires on aluminum rims continues: the corporation managed to boost its sales by 20 percent. "Sales of high-performance tires have risen considerably," Schmidt explained. "We expect that this segment will continue to enjoy strong growth in the next few years."

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485

www.conti-online.com
prkonzern@conti.de

The heavy demand, which has arisen much earlier in the season than in past years, has lead to supply shortages for several sizes and types in the last few days. As a result, Continental is running its eight European tire plants at full capacity so that the sizes that have become short in supply can be delivered as quickly as possible. At present, more than 70,000 tires of the brands Continental, Uniroyal, Semperit, Barum, Gislaved and Viking are being manufactured each day. Five different passenger and van winter tire models are being produced of the premium brand Continental alone - in a broad range of sizes and in widths of 145 to 295 millimeters.

The Continental Corporation is a leading supplier of brake systems, chassis components, automotive electronics, tires and technical elastomers. The company realized sales of 11.4 billion euros in 2002 with a workforce of approximately 64,500 worldwide.

Continental AG
Markus Burgdorf
Head of Public Relations Tires
Tel.: 0511-938-2768
Fax: 0511-938-2349
markus.burgdorf@conti.de

Continental AG
Hannes Boekhoff
Head of Press
Tel.: 0511-938-1278
Fax: 0511-938-1055
prkonzern@conti.de